FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Hoffen Howard I.	2. Issuer Name and Ticker or Trading Symbol Catalytica Energy Systems, Inc. (CESI)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) 1585 Broadway	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year 02/10/03
(Street) New York NY 10036				5. If Amendment, Date of Original (Month/Day/Year) 02/11/03			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (right to buy)	$2.76	02/10/03		A		10,000		(1)	02/10/13	Common Stock	10,000		10,000	D(2)
Option (right to buy)	$3.53	02/07/02		A		4,000		(1)	02/07/12	Common Stock	4,000		4,000	D(2)
Option (right to buy)	$10.451							(3)	08/14/11	Common Stock	20,000		20,000	D
Option (right to buy)	$10.451							(4)	08/14/11	Common Stock	4,000		4,000	D

Explanation of Responses:

(1)	This option becomes exercisable in 12 equal monthly installments commencing one month after the date of grant.
(2)	Options granted pursuant to Issuer's 1995 Stock Plan and are exempt pursuant to Rule 16b-3.
(3)	2,500 of the option shares vested on March 1, 2001 and the remaining option shares vested in 48 monthly installments beginning September 1, 2001.
(4)	The option vests in 8 equal monthly installments beginning on May 24, 2001.

/s/ Howard I. Hoffen	February 12, 2003

** Signature of Reporting Person	Date
By: Howard I. Hoffen

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.